Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2006	2005	2004	2003	2002
		(Restated)	(Restated)	(Restated)	(Restated)
	(In thousands)
Fixed charges:
Interest expense, including amortization of debt issuance costs	$5,076	$3,613	$2,129	$295	$362
Portion of rent expense representative of interest	495	426	394	519	509

Total fixed charges	5,571	4,039	2,523	814	871

Earnings (loss):
Loss before provision for income taxes	(157,248)	(21,227)	(22,521)	(25,640)	(21,563)
Fixed charges per above	5,571	4,039	2,523	814	871

Total loss before fixed charges	(151,677)	(17,188)	(19,998)	(24,826)	(20,692)

Deficiency of earnings available to cover fixed charges	$(157,248)	$(21,227)	$(22,521)	$(25,640)	$(21,563)